UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Genprex, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

372446104

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	Page 2 of 4

(1)	Names of reporting persons Jack A. Roth
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization USA
Number of	(5) Sole voting power 1,461,813
shares beneficially owned by	(6) Shared voting power 0
each reporting person	(7) Sole dispositive power 1,461,813
with:	(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 1,461,813
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 9.7%
(12)	Type of reporting person (see instructions) IN

 Item 1.

(a)	Name of Issuer Genprex, Inc.

(b)	Address of Issuer’s Principal Executive Offices 1601 Trinity Street, Bldg. B, Suite3.322, Austin, Texas 78712

Item 2.

(a)	Name of Person Filing Jack A. Roth

(b)	Address of the Principal Office or, if none, residence 6516 Brompton Road, Houston, Texas 77005

(c)	Citizenship USA

(d)	Title of Class of Securities Common Stock, par value $0.001 per share

(e)	CUSIP Number 372446104

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,461,813

(b)	Percent of class: 9.7%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 1,461,813

	(ii)	Shared power to vote or to direct the vote 0

	(iii)	Sole power to dispose or to direct the disposition of 1,461,813

	(iv)	Shared power to dispose or to direct the disposition of 0

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     [  ].

N/A.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

 Reporting person has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 646,960 shares by virtue of his spouse’s position as the trustee of a family trust that is a limited partner of JREG Investments, Ltd. and by virtue of his and his spouse’s positions as members of the general partner of JREG Investments, Ltd.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

 N/A

Item 8.  Identification and Classification of Members of the Group.

 N/A

Item 9.  Notice of Dissolution of Group.

 N/A

Item 10.  Certification.

 N/A

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/14/2019 Date

/s/ Jack A. Roth Signature